Contact

www.linkedin.com/in/powerline6 (LinkedIn)
www.OLLOpk.com (Company)
www.startengine.com/ollo (Company)

Top Skills

Bench Strength
Product Design
Advertising

Chip Howes

CEO at OLLO footwear
Los Angeles Metropolitan Area

Summary

OLLO is a footwear brand launched in 2012 and run by an experienced, dedicated team of experts and professionals. We are based in Los Angeles where OLLO founder and CEO, Chip Howes, resides. We develop our shoes with parkour, freerunning and ninja warrior athletes from around the globe, and our manufacturing team has been making top quality athletic footwear for 28 years.

Chip has been designing and bringing footwear to market for 25 years. He has worked primarily in the action sports and street fashion arenas, creating best selling product for brands including, Burton, DC Shoes, REEF, O'Neill, FEIT and others. He and his team are now focused on the challenge of making shoes for the new generation of 'movement' athletes, whose only equipment requirement IS a a pair of shoes. Footwear design has been his passion since winning a Reebok sponsored design competition as a student at the prestigious Art Center College of Design in Pasadena, California, and spending the following summer doing a design internship at Reebok headquarters in Massachusetts.

Experience

OLLO footwear
10 years 2 months

CEO
October 2017 - Present (5 years 8 months)
Greater Los Angeles Area

Co Founder, Director of Strategy and Marketing
April 2013 - October 2019 (6 years 7 months)

OLLO is a footwear brand dedicated to creating exceptional footwear for parkour, freerunning and other movement sports. Movement sports are as global as soccer and the fastest growing sport segment in the world. OLLO is the first mover brand in this space and has acquired superior brand recognition

and customer loyalty through direct interaction with the global community of parkour, freerunning and ninja warrior athletes.

Powerline 6
Founder, Principal Designer
1997 - September 2017 (20 years)

We are helping our clients grow through the effective alignment and execution of strategy, branding, design, and marketing. Powerline 6 understands how these tools translate to brand growth globally by attracting consumers, distributors and capital investment. Clarity of mission always wins.

TOMS
Consultant
November 2011 - November 2014 (3 years 1 month)

TOMS Nov 2011 - Nov 2014
Kids Business

Responsible for the growth of the Kids business unit from $10 million to $100 million in annual sales in 3 years by directing global product design and development for domestic and EMEA markets.
Created seasonal themes and merchandising strategies that defined the brand's DNA.
Collaborated with President, Marketing Director and Director of Sales on implementation of
strategies.
Worked with key retailers and distributors on seasonal product initiatives.

O'Neill
Consultant
2002 - 2011 (9 years)

O'Neill (Europe) 2002 – 2011
Product Management / Design + Development

Created product direction for all business units. (footwear, apparel, accessories)
Produced seasonal trend analysis, merchandising plans, and distribution channel studies.
Created macro product briefs for all business units.
Designed and developed footwear, bags, and premiere apparel collections.

Conducted influence and style study groups with senior designers in the Netherlands and France.
Worked with CEO, Business Unit Directors, Marketing Director and Director of Sales on implementation of strategies.

Microsoft
Consultant
2008 - 2009 (1 year)

Microsoft 2008 - 2009
Conceptual Design / User Analysis - Surface Computer (consumer version)

Explored behavioral impacts of gestural computing and the broadening of age demographics resulting from primitive interfaces.
Explored object recognition device interfaces as a replacement for current menu interface architectures.
Created conceptual sketches describing uses and form languages for the consumer version of the Surface Computer.
You can learn more about the commercial version of the Surface Computer at www.microsoft.com/surface

DC Shoes
Design Consultant
2006 - 2008 (2 years)

I worked with DC to create a very successful men's and women's sandal program. Many of the styles designed by Powerline 6 in this time remain in DC's sandal collection presently.

Burton Snowboards
Consultant
1997 - 2007 (10 years)

Gravis Footwear 1997 - 2007
Strategy / Branding / Design + Development

Participated in defining brand / product position in the marketplace. "Gravis is what you wear when you’re not on your board".
Participated in defining target consumer group.
Participated in brand naming sessions.
Designed and developed best selling footwear and bag product.

Sole Technology

Consultant
2006 - 2006 (less than a year)

Designed a bag collection for the Es brand focused on functionality needed for the traveling athlete.

Royal Elastics
Consultant
1998 - 2005 (7 years)

Royal Elastics 1998 – 2005

Strategy / Branding / Design + Development

Worked with Royal's founders to penetrate the North American market.
Redesigned logo's, brand marks, and style guides to create a cohesive brand presentation.
Designed and developed footwear product with elastic closure systems in mind.
Designed and oversaw production of Tradeshow booth.
Designed, art directed and produced the Royal VS… advertising campaign.
Designed wholesale and retail marketing collateral.
Contributed the brands 300% growth in North America in one year's time.

Reef
Consultant
1997 - 2004 (7 years)

Reef   1997 – 2004

Product line planning / Design + Development

Worked with sales, marketing, and design teams to define and distill merchandising plans.
Advanced product design and development..
Seasonal trend analysis.
Color and Material forecasting.
Last development.
Product commercialization.
In the period 1997-2004 , contributed to Reef's growth from 8 million to 67 million annual sales.

Education

Art Center College of Design

BSID, Industrial and Product Design, Marketing, Business Development. · (1992 - 1995)